- the issuance of 15,300,000 shares of common stock in this offering and the application of the estimated net proceeds from the sale of such shares to repay certain existing debt and to pay fees and expenses related to this offering, as described in "Use of Proceeds;" and

- the sale of 1,400,000 shares of common stock in this offering by our selling stockholder and the payment by us of fees and expenses related to the sale of such shares,

in each case as if such transactions had been consummated on January 1, 2015, the first day of 2015. The unaudited pro forma condensed combined and consolidated statement of operations for the first nine months of fiscal 2015 and the first nine months of fiscal 2016 gives pro forma effect to our acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on January 1, 2015. The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 gives pro forma effect to the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on September 30, 2016. See "Unaudited Pro Forma Condensed Combined and Consolidated Financial Information."

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and certain other statistical information based on third-party sources including independent industry publications, government publications and other published independent sources, such as the "Drilling and Production Outlook—December 2016" and "NAM Activity by Region_Dec_2016" reports prepared by Spears & Associates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our own good faith estimates which are supported by our management's knowledge of and experience in the markets and businesses in which we operate.

While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

This prospectus includes references to utilization of hydraulic fracturing assets. Utilization for our own fleets, as used in this prospectus, is defined as the ratio of the number of deployed fleets to the number of total fleets. For the purposes of this prospectus, we consider one of our fleets deployed if the fleet has been put in service at least one day during the period for which we calculate utilization. As a result, as additional fleets are incrementally deployed, our utilization rate increases.

We define industry utilization as the ratio of the total industry demand of hydraulic horsepower to the total available capacity of hydraulic horsepower, in each case as reported by an independent industry source. Our method for calculating the utilization rate for our own fleets or the industry may differ from the method used by other companies or industry sources which could, for example, be based off a ratio of the total number of days a fleet is put in service to the total number of days in the relevant period.

As used in this prospectus, capacity in the hydraulic fracturing business refers to the total number of hydraulic horsepower, regardless of whether such hydraulic horsepower is active and deployed, active and not deployed or inactive. While the equipment and amount of hydraulic horsepower required for a customer project varies, we calculate our total number of fleets, as used in this prospectus, by dividing our total hydraulic horsepower by 40,000 hydraulic horsepower.

We believe that our measures of utilization, based on the amount of deployed fleets, provide an accurate representation of existing, available capacity for additional revenue generating activity.

As used in this prospectus, references to cannibalization of parked equipment refer to the removal of parts and components (such as the engine or transmission of a fracturing pump) from an idle hydraulic fracturing fleet in order to service an active hydraulic fracturing fleet.

$1.64 per million British Thermal Units ("mmBtu") for natural gas, we believe there are long-term fundamental demand and supply trends that will benefit our company. We believe demand for our services will grow from:

- Increases in customer drilling budgets focused in our core service areas;

- Increases in the percentage of rigs that are drilling horizontal wells;

- Increases in the length of the typical horizontal wellbore;

- Increases in the number of fracture stages in a typical horizontal wellbore; and

- Increases in pad drilling and simultaneous fracturing/wireline operations.

We believe demand and pricing for our services will be further enhanced by a reduction in available hydraulic fracturing equipment as a result of:

- Cannibalization of parked equipment and increased maintenance costs;

- Aging of existing fleets given the limited investment since the industry downturn in late 2014;

- Increased customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their requirements; and

- Reduced access to capital for fleet acquisition, maintenance and deployment.

Pricing levels for our industry's services are driven primarily by asset utilization. With the downturn in commodity prices from late 2014 into early 2016, asset utilization across the hydraulic fracturing industry has been reported at approximately 37%. Of our total 23 hydraulic fracturing fleets, 13 fleets, or 57% of our total fleets, were deployed as of November 30, 2016. We believe our deployment rate reflects the quality of our assets and services. Due to lack of investment in maintenance and aging equipment, we believe that approximately 70% of active industry equipment is currently deployed. We have 15 active hydraulic fracturing fleets, of which 13 fleets, or 87% of our active fleets, were deployed as of November 30, 2016. Based on current pricing for component parts and labor, we believe our remaining eight inactive fleets can be made operational at a cost of approximately $1.5 million per fleet.

Our History

Our company was founded in 1973 by the Keane family in Lewis Run, Pennsylvania. We have been well regarded as a customer-focused operator that prioritizes safety, the environment and our relationship with the communities in which we operate. We are committed to maintaining conservative financial policies and a disciplined approach to asset deployment, adding new capacity with customers with significant capital budgets and steady development programs rather than on a speculative basis.

We have developed what we believe is an industry-leading, completions-focused platform by emphasizing health, safety and environmental stewardship as our highest priority, implementing an efficient cost structure focused on disciplined cost controls, establishing a sophisticated supply chain and investing in state-of-the-art systems, technology and infrastructure to support our growth. Through these initiatives, our platform has demonstrated the ability to scale with an increase in activity. For example, in 2013, we organically entered into the Bakken Formation, where we remain one of the most active service providers, and, in 2014, we successfully recruited and integrated over 450 employees into our business, resulting in a 74% increase in our employee base.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. We have demonstrated the ability to grow both organically and through opportunistic acquisitions. From 2010 to 2014, we organically added seven hydraulic fracturing fleets deployed across the Marcellus Shale/Utica Shale, the Bakken Formation and the Permian Basin. We have also completed three acquisitions that have diversified

2015. The increase in cost of services was primarily driven by higher activity of our hydraulic fracturing fleets and the commissioning costs associated with deploying such fleets.

Based on the preliminary results, we estimate that selling, general and administrative expense, which represents costs associated with managing and supporting our operations, will be within a range of $11 million to $12 million for the three-months ended December 31, 2016 as compared to $7 million for the same period of 2015. The increase in selling, general and administrative expense is related to increased headcount, property taxes and insurance associated with a larger asset base as a result of the Acquired Trican Operations.

Based on the preliminary results, we estimate that depreciation and amortization expense will be approximately $29 million for the three-months ended December 31, 2016 as compared to $17 million for the same period of 2015. This increase is primarily attributable to additional depreciation and amortization expense related to the property and equipment included in the Acquired Trican Operations. This increase was partially offset by a decrease in depreciation expense of Keane's existing equipment as some assets became fully depreciated and reduced capital expenditures in 2016.

Based on the preliminary results, we estimate that interest expense will be approximately $9 million for the three-months ended December 31, 2016 as compared to $6 million for the same period of 2015. This increase was primarily attributable to an increase in the interest rate in accordance with the modified terms of the NPA (as defined herein), interest expense incurred on the Existing Term Loan Facility (as defined herein) and higher commitment fees incurred on the Existing ABL Facility (as defined herein).

Based on the preliminary results, we estimate that net loss will be within a range of $36 million to $38 million for the three-months ended December 31, 2016 as compared to a net loss of $26 million for the same period of 2015. This increase in net loss is primarily driven by the factors discussed above.

Based on the preliminary results, we estimate that Adjusted EBITDA will be within a range of $5 million to $7 million for the three-months ended December 31, 2016 as compared to $0.4 million for the same period of 2015. The increase was driven by higher revenue due to increased fleet utilization and cost saving initiatives.

EBITDA and Adjusted EBITDA Description and Reconciliation

Adjusted EBITDA is a Non-GAAP Measure defined as earnings (net income (loss)) before interest, income taxes, depreciation and amortization, further adjusted to eliminate the effects of items management does not consider in assessing ongoing performance.

Adjusted EBITDA is a Non-GAAP Measure that provides supplemental information we believe is useful to analysts and investors to evaluate our ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. This Non-GAAP Measure excludes the financial impact of items management does not consider in assessing our ongoing operating performance, and thereby facilitates review of our operating performance on a period-to-period basis. Other companies may have different capital structures, and comparability to our results of operations may be impacted by the effects of acquisition accounting on our depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, we believe Adjusted EBITDA provides helpful information to analysts and investors to facilitate a comparison of our operating performance to that of other companies. The table set forth below is a reconciliation of net loss to Adjusted EBITDA (in millions) for the three-months ended 2016 (estimated) and 2015 (actual):

	Three-Months Ended		
(in millions, unaudited)	December 31, 2016 (Low)	December 31, 2016 (High)	December 31, 2015 (Actual)
Net income (loss)	(38.4)	(36.4)	(25.7)
Depreciation and amortization	28.5	28.5	16.5
Interest expense, net	9.2	9.2	5.8
Income tax expense	0.0	0.0	0.8
EBITDA	(0.7)	1.3	(2.7)
Acquisition, integration and divestiture costs	2.7	2.7	2.3
Fleet commissioning costs	2.8	2.8	0.0
Unit-based compensation	0.1	0.1	0.2
Other	0.1	0.1	0.5
Adjusted EBITDA	$ 5.0	$ 7.0	$ 0.4

The preliminary financial information included in this prospectus reflects management's estimates based solely upon information available to us as of the date of this prospectus and is the responsibility of management. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three-months ended December 31, 2016. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, KPMG LLP. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three-months ended December 31, 2016 will not be available until after this offering is completed and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenues and income before tax in any particular period may not be indicative of future results. See "Special Note Regarding Forward-Looking Statements."

Anticipated Refinancing Transactions

We have had preliminary discussions with potential lenders, financial intermediaries and advisors and following the consummation of this offering, subject to market conditions, we intend to enter into new financing facilities, consisting of a new asset-based revolving facility and a new term loan Facility (such new facilities, the "New Credit Facilities"). If we enter into the New Credit Facilities, we intend to use the proceeds thereof to repay all amounts outstanding under, and to terminate, the Existing ABL Facility and our Notes (as defined herein) under the NPA. We refer to these refinancings as the "Anticipated Refinancing Transactions." The Anticipated Refinancing Transactions are expected to extend the weighted average maturity of our indebtedness and provide us with more flexibility to pursue various transactions than we have under the restrictive covenants in our existing indebtedness. The terms of the Anticipated Refinancing Transactions may be adversely affected by economic, market, geopolitical and other conditions prevailing at the time we propose to consummate such transactions, most of which are beyond our control. There can be no assurance that we will be able to complete the Anticipated Refinancing Transactions on terms favorable to us, or at all. This offering is not contingent upon our entering into the New Credit Facilities, and there can be no assurance that we will enter into the New Credit Facilities and terminate the Existing ABL Facility and NPA following the consummation of this offering, or at all, and we may elect not to proceed with the Anticipated Refinancing. See "Description of Indebtedness— Anticipated Refinancing Facilities" and "Risk Factors—Risks Relating to Our Indebtedness—We may be unable to complete the Anticipated Refinancing Transactions, or we may decide not to pursue the Anticipated Refinancing Transactions."

Corporate Information

Keane Group, Inc. is a Delaware corporation that was incorporated on October 13, 2016 to undertake this offering. Our principal executive offices are located at 2121 Sage Road, Suite 370, Houston, TX 77056. Our telephone number is (713) 960-0381 and our internet address is www.keanegrp.com. **Our website and the information contained thereon and accessible therefrom are not part of this prospectus and should not be relied upon by prospective investors in connection with any decision to purchase our common shares.**

Our Equity Sponsor

We believe that one of our strengths is our relationship with our Sponsor. We believe we will benefit from our Sponsor's investment experience in the energy sector, its expertise in mergers and acquisitions and its support on various near-term and long-term strategic initiatives.

Established in 1992, Cerberus and its affiliated group of funds and companies comprise one of the world's leading private investment firms with approximately $32 billion of capital under management in four primary strategies: control and non-control private equity investments, distressed securities and assets, commercial mid-market lending and real estate-related investments. In addition to its New York headquarters, Cerberus has offices throughout the United States, Europe and Asia.

Our Sponsor will indirectly control us through its ownership of Keane Investor and will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Following the completion of the IPO-Related Transactions and this offering, Keane Investor will own approximately 84% of our common stock, or 81% if the underwriters exercise their over-allotment option to purchase additional shares in full. As a result, we expect to be a "controlled company" within the meaning of the corporate governance standards of the NYSE on which we have been approved to list our shares and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements. Following the completion of the IPO-Related Transactions and this offering, we will be required to appoint to our board of directors individuals designated by Keane Investor. Furthermore, if we cease to be a controlled company under the applicable rules of the NYSE, but Keane Investor collectively owns at least 35% of our then-outstanding common stock, Keane Investor shall have the right to designate a number of members of our board of directors equal to one director fewer than 50% of our board of directors and Keane Investor shall cause its directors appointed to our board of directors to vote in favor of maintaining an 11-person board. In connection with this offering, Keane Group, Inc. will enter into a stockholders agreement with Keane Investor (the "Stockholders' Agreement"), and if a permitted transferee or assignee of such party that succeeds to such party's rights under the Stockholders' Agreement (each transferee or assignee, a "Holder" and, collectively, the "Holders") has beneficial ownership of less than 35% but at least 20% of our then-outstanding common stock, such Holder shall have the right to designate a number of members of our board of directors equal to the are typically financed with operational cash flow and through the use of various committed lines of credit. The interest rate on these borrowing arrangements is generally determined from the inter-bank offering rate at the borrowing date plus a pre-set margin. Although we employ risk management techniques to hedge against interest rate volatility, significant and sustained increases in market interest rates could materially increase our financing costs and negatively impact our reported results.

Risks Related to This Offering and Owning Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling shares of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

- the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates by analysts;

- changes in, or investors' perception of, the hydraulic fracturing industry;

- the activities of competitors;

- future issuances and sales of our common stock, including in connection with acquisitions;

- our quarterly or annual earnings or those of other companies in our industry;

- the public's reaction to our press releases, our other public announcements and our filings with the SEC;

- regulatory or legal developments in the United States;

- litigation involving us, our industry, or both;

- general economic conditions; and

- other factors described elsewhere in these "Risk Factors."

As a result of these factors, you may not be able to resell your shares of our common stock at or above the initial offering price. In addition, the stock market often experiences extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of a particular company. These broad market fluctuations and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Keane Investor and our Sponsor control us and may have conflicts of interest with other stockholders in the future.

After the completion of this offering, and assuming an offering of 15,300,000 shares by us and 1,400,000 shares by the selling stockholder, Keane Investor will control approximately 84% of our common stock (or 81% of our common stock assuming the underwriters exercise in full their over-allotment option to purchase additional shares from the selling stockholder). As a result, Keane Investor will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Seven of our 11 directors are employees of, appointees of, or advisors to, members of Cerberus, as described under "Management." Cerberus, through Keane Investor, will also have sufficient voting power to amend our organizational documents. The interests of Cerberus may not coincide with the interests of other holders of our

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed combined and consolidated financial information presents Keane's unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 and unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 based upon the consolidated historical financial statements of Keane, after giving effect to the following transactions (collectively, the "Transactions"):

- our acquisition of the Acquired Trican Operations and the transactions related thereto;

- the IPO-Related Transactions; and

- the issuance and sale of 16,700,000 shares of common stock in this offering and the application of $250.4 million of the net proceeds received by us from the sale of 15,300,000 of such shares to repay certain existing debt and to pay fees and expenses related to this offering, as described in "Use of Proceeds."

The unaudited pro forma condensed combined and consolidated balance sheet as of September 30, 2016 gives pro forma effect to the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on September 30, 2016. The unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2015, the nine months ended September 30, 2015 and the nine months ended September 30, 2016 gives pro forma effect to our acquisition of the Acquired Trican Operations and the transactions related thereto, the IPO-Related Transactions and this offering and the related use of proceeds as if such transactions had occurred on January 1, 2015.

The unaudited pro forma condensed combined and consolidated statements of operations for the year ended December 31, 2015, the nine months ended September 30, 2016 and the nine months ended September 30, 2015 are based on the historical financial statements of Keane as well as Trican U.S. prior to Keane's ownership and assumption of specific assets and liabilities as defined in the Trican APA.

The unaudited pro forma condensed combined and consolidated financial information is prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined and consolidated financial information. The unaudited pro forma condensed combined and consolidated financial information includes adjustments that give effect to events that are directly attributable to the Transactions described above, are factually supportable and, with respect to our statement of operations, are expected to have a continuing impact. The unaudited pro forma statement of continuing operations shows the impact on the consolidated statement of operations under the acquisition method of accounting in accordance with Accounting Standards Codification 805, *Business Combinations*.

The unaudited pro forma condensed combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results of the company. While the unaudited pro forma condensed combined and consolidated financial information includes the historical results of Trican U.S. prior to Keane's ownership and assumption of specific assets and liabilities as defined in the Trican APA, and adjustments required to conform Trican U.S.'s accounting policies to Keane's accounting policies, such financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition of the Acquired Trican Operations or any integration costs that do not have a continuing impact.

The unaudited pro forma condensed combined and consolidated financial information should be read in conjunction with the consolidated financial statements of Keane and the consolidated financial statements of Trican U.S. included elsewhere in this prospectus.

Notes to the Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined and consolidated financial information is derived by applying pro forma adjustments to Keane's historical consolidated financial statements for the year ended December 31, 2015, the nine months ended September 30, 2016 and the nine months ended September 30, 2015. Keane completed its acquisition of the Acquired Trican Operations on March 16, 2016. The historical financial statements of the Acquired Trican Operations have been extracted from Trican U.S.'s interim financial information as of and for the period ended March 15, 2016, and Trican U.S.'s annual financial statements for the year ended December 31, 2015. While the unaudited pro forma condensed combined and consolidated financial information includes the historical results of Trican U.S. prior to Keane's ownership and assumption of specific assets and liabilities as defined in the Trican APA, and adjustments required to conform Trican U.S.'s accounting policies to Keane's accounting policies, such financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the acquisition of the Acquired Trican Operations or any integration costs that do not have a continuing impact. Unless otherwise indicated, information in this report is presented in U.S. dollars. Both Keane and Trican U.S. have fiscal years that end on December 31.

Any nonrecurring items directly attributable to the acquisition of the Acquired Trican Operations and the Anticipated Refinancing Transactions are included on the unaudited pro forma condensed combined and consolidated balance sheet but not in the unaudited pro forma condensed combined and consolidated statements of operations. In contrast, any nonrecurring items that were already included in Keane's or Trican U.S.'s historical consolidated financial statements that are not directly related to the acquisition of the Acquired Trican Operations have not been eliminated and are further discussed below. In addition, the pro forma information reflects adjustments required to conform Trican U.S.'s accounting policies to Keane's accounting policies.

The acquisition of the Acquired Trican Operations was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805 *Business Combinations*. Under the acquisition method of accounting, the total consideration transferred in connection with the acquisition of the Acquired Trican Operations is allocated to the tangible and identifiable intangible assets acquired and the liabilities assumed based on their fair values, in each case based on the estimated fair value of Trican U.S.'s tangible and intangible assets and liabilities as of March 16, 2016, the date on which the acquisition of the Acquired Trican Operations was consummated. The excess of the consideration transferred over the net tangible and identifiable intangible assets acquired will be recorded as goodwill.

We have substantially completed our valuation of property and equipment, identifiable intangible assets and inventories. For purposes of the unaudited pro forma condensed combined and consolidated financial information, with the exception of property and equipment, identifiable intangible assets and inventories (see discussion below and in Note 2), the fair values of Trican U.S.'s assets and liabilities were assumed to approximate their carrying values.

- Increased customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their requirements; and

- Reduced access to capital for fleet acquisition, maintenance and deployment.

Pricing levels for our industry's services are driven primarily by asset utilization. With the downturn in commodity prices from late 2014 into early 2016, asset utilization across the hydraulic fracturing industry has been reported at approximately 37%. Of our total 23 hydraulic fracturing fleets, 13 fleets, or 57% of our total fleets, were deployed as of November 30, 2016. We believe our deployment rate reflects the quality of our assets and services. Due to lack of investment in maintenance and aging equipment, we believe that approximately 70% of active industry equipment is currently deployed. We have 15 active hydraulic fracturing fleets, of which 13 fleets, or 87% of our active fleets, were deployed as of November 30, 2016. Based on current pricing for component parts and labor, we believe our remaining eight inactive fleets can be made operational at a cost of approximately $1.5 million per fleet.

Our History

Our company was founded in 1973 by the Keane family in Lewis Run, Pennsylvania. We have been well regarded as a customer-focused operator that prioritizes safety, the environment and our relationship with the communities in which we operate. We are committed to maintaining conservative financial policies and a disciplined approach to asset deployment, adding new capacity with customers with significant capital budgets and steady development programs rather than on a speculative basis.

We have developed what we believe is an industry-leading, completions-focused platform by emphasizing health, safety and environmental stewardship as our highest priority, implementing an efficient cost structure focused on disciplined cost controls, establishing a sophisticated supply chain and investing in state-of-the-art systems, technology and infrastructure to support our growth. Through these initiatives, our platform has demonstrated the ability to scale with an increase in activity. For example, in 2013, we organically entered into the Bakken Formation, where we remain one of the most active service providers, and, in 2014, we successfully recruited and integrated over 450 employees into our business, resulting in a 74% increase in our employee base.

We believe that our ability to identify, execute and integrate acquisitions is a competitive advantage. We have demonstrated the ability to grow both organically and through opportunistic acquisitions. From 2010 to 2014, we organically added seven hydraulic fracturing fleets deployed across the Marcellus Shale/Utica Shale, the Bakken Formation and the Permian Basin. We have also completed three acquisitions that have diversified our geographic presence and service line capabilities. In April 2013, we acquired the wireline technologies division of Calmena Energy Services, which provided us with wireline operations capabilities in the U.S. In December 2013, we acquired the assets of Ultra Tech Frac Services to establish a presence in the Permian Basin. In March 2016, we completed the opportunistic acquisition of Trican's U.S. oilfield service operations resulting in the expansion of our hydraulic fracturing operations to the current 23 fleets and establishing Keane as one of the largest pure-play providers of integrated well completion services in the U.S. with approximately 944,250 hydraulic horsepower. This acquisition added high quality equipment, provided increased scale in key operating basins, expanded our customer base and offered significant cost reduction opportunities. To date we have identified and implemented a plan to achieve over $80 million of annualized cost savings as a result of facility consolidations, head count rationalization and procurement savings. The Trican transaction also enhanced our access to proprietary technology and engineering capabilities that have improved our ability to provide integrated services solutions. We intend to continue to evaluate potential acquisitions on an opportunistic basis that would complement our existing service offerings or expand our geographic capabilities.

Our Competitive Strengths

We believe that technical expertise, fleet capability, equipment quality and robust preventive maintenance programs, integrated solutions, experience, scale in leading basins and HSE performance are the primary

We also believe that the financial distress of many of our competitors has caused them to significantly lower maintenance spending, and instead remove existing parts and components from idle equipment to service active equipment, which has reduced, and will continue to reduce, the amount of deployable equipment. While the total supply of deployable equipment, as compared to marketed equipment, is opaque, industry analysts estimate that total marketed and deployable capacity has declined between 25% and 50% from its peak. Due to the massive wear and tear of working equipment from high service intensity, the potential cost to redeploy older, idle fleets may be as much as $10 million to $20 million per fleet, depending on the level of previous use and preventative maintenance spend, as well as the amount of time spent idle. We believe these significant redeployment costs may drive the permanent retirement of older equipment by some of our competitors. As demand for our industry's services increases, we believe we will benefit from our rigorous preventative maintenance program in contrast to many of our competitors' underinvestment in, and resulting loss of, deployable equipment.

Finally, in addition to the reduction in number of service providers and deployable hydraulic fracturing equipment, public companies in our industry are estimated to have let go at least 170,000, or over 25 percent of, total oilfield service employees from late 2014 to July 2016. We believe that companies that have remained relatively active during the industry downturn, such as ours, will benefit from having and retaining skilled personnel as demand for our industry's services increases.

Services

Completion Services

Hydraulic Fracturing. We provide hydraulic fracturing and related well stimulation services to E&P companies, particularly to those operating in unconventional oil and natural gas reservoirs and requiring technically and operationally advanced services. Hydraulic fracturing services are performed to enhance production of oil and natural gas from formations with low permeability and restricted flow of hydrocarbons. Our customers benefit from our expertise in fracturing of horizontal and vertical oil- and natural gas-producing wells in shale and other unconventional geological formations.

The process of hydraulic fracturing involves pumping a highly viscous, pressurized fracturing fluid—typically a mixture of water, chemicals and guar—into a well casing or tubing in order to fracture underground mineral formations. These fractures release trapped hydrocarbon particles and free a channel for the oil or natural gas to flow freely to the wellbore for collection. Fracturing fluid mixtures include proppant which become lodged in the cracks created by the hydraulic fracturing process, "propping" them open to facilitate the flow of hydrocarbons upward through the well. Proppant generally consists of raw sand, resin-coated sand or ceramic particles. The fracturing fluid is engineered to lose viscosity, or "break," and is subsequently removed from the formation, leaving the proppant suspended in the mineral fractures. Once our customer has flushed the fracturing fluids from the well using a controlled flow-back process, the customer manages fluid and water removal.

Our technologically advanced fleets consist of mobile hydraulic fracturing units and other auxiliary heavy equipment to perform fracturing services. Our hydraulic fracturing units consist primarily of high-pressure hydraulic pumps, diesel engines, radiators and other supporting equipment that are typically mounted on flat-bed trailers. We refer to the group of units and other equipment, such as blenders, data vans, sand storage, tractors, manifolds and high pressure fracturing iron, which are necessary to perform a typical fracturing job as a "fleet," and the personnel assigned to each fleet as a "crew." We have 23 hydraulic fracturing fleets, of which 13 were deployed as of November 30, 2016 with crews ranging from 24 to 55 employees each.

An important element of hydraulic fracturing services is determining the proper fracturing fluid, proppant and injection program to maximize results. Our field engineering personnel provide technical evaluation and job design recommendations for customers as an integral element of our hydraulic fracturing service. Technological developments in the industry over the past several years have focused on proppant density control, liquid gel concentration capabilities, computer design and monitoring of jobs and clean-up properties for fracturing fluids.

EXECUTIVE COMPENSATION

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies," as such term is defined in the rules promulgated under the Securities Act. These rules require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. We refer to these officers as our named executive officers or "NEOs." Our NEOs for the year ended December 31, 2016 are:

- James C. Stewart, our current Chairman and Chief Executive Officer, who served as our Executive Chairman and Chief Executive Officer through the consummation of the Trican transaction on March 16, 2016;

- Gregory L. Powell, our President and Chief Financial Officer; and

- M. Paul DeBonis Jr., our Chief Operating Officer.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Unit Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
James C. Stewart	2016	640,000	133,333			1,466,667		30,742	2,270,742
Chairman and Chief	2015	692,308				1,160,000		45,404	1,897,712
Executive Officer	2014	785,989				1,800,000		44,000	2,629,989
Gregory L. Powell	2016	360,000	233,333			1,306,667		29,673	1,929,673
President and Chief	2015	389,423				740,000		30,679	1,160,102
Financial Officer	2014	450,000				1,012,500		30,100	1,492,600
M. Paul DeBonis Jr.	2016	240,000	33,333			466,667		29,223	769,223
Chief Operating Officer	2015	259,615				460,000		34,385	754,000
	2014	300,000				675,000		36,000	1,011,000

1. Reflects a monthly retention payment for each NEO (as described below).
2. Reflects amounts paid to the NEOs under our annual bonus plan for fiscal years 2014 and 2015. For fiscal year 2016, these amounts reflect (a) bonus payments under our Value Creation Plan (as described below) and (b) (i) an amount equal to 50% of the annual target bonus for each NEO, as applicable, under our 2016 Bonus Plan, which will be paid if this offering is consummated prior to May 1, 2017 and, (ii) an additional amount equal to 50% of the annual target bonus for each NEO that will be paid based on our performance under our 2016 Bonus Plan (the additional amount under this clause (ii) is subject to the completion of our final audit and approval by our board).
3. A detailed breakdown of "All Other Compensation" is provided in the table below:

Name	Year	Automobile Allowance ($)(a)	401(k) Plan Company Contribution ($)	Total ($)
James C. Stewart	2016	21,000	9,742	30,742
	2015	21,404	24,000	45,404
	2014	21,000	23,000	44,000
Gregory L. Powell	2016	21,000	8,673	29,673
	2015	21,404	9,275	30,679
	2014	21,000	9,100	30,100
M. Paul DeBonis Jr.	2016	21,000	8,223	29,223
	2015	21,404	12,981	34,385
	2014	21,000	15,000	36,000

(a) Represents an automobile allowance in the amount of $1,700 per month.

Narrative Disclosure to Summary Compensation Table
Bonus Arrangements

2016 Annual Bonus Plan

Each NEO is a participant in our Annual Bonus Plan established for fiscal 2016 (the "2016 Bonus Plan"). Consistent with each NEO's Executive Employment Agreement (as defined below), the 2016 Bonus Plan provides for an annual bonus with a target award opportunity for each NEO of 100% of base salary based on our achievement of economic performance goals. As a result of the Trican transaction and market volatility, our board elected not set specific performance targets for the 2016 Bonus Plan. Our board intend to determine the amounts payable under the 2016 Bonus Plan following completion of our final audit based on our economic performance compared to peer companies. Pursuant to each Executive Employment Agreement, in the event that this offering is consummated prior to May 1, 2017, 50% of the target bonus payable to each NEO under the 2016 Bonus Plan will accelerate and be paid upon the consummation of this offering in the amount set forth in the table below, and 50% will be subject to actual performance. In the event that this offering is not consummated prior to May 1, 2017, then any annual bonus under the 2016 Bonus Plan will be paid to the NEOs on such date based on actual performance.

	Partial Acceleration of Fiscal 2016 Target Bonus
James C. Stewart	$400,000
Gregory L. Powell	$320,000
M. Paul DeBonis Jr.	$150,000

Based on our performance compared to peer companies in fiscal year 2016, we believe that we achieved our target performance under the 2016 Bonus Plan. Therefore, in addition to the 50% of the annual target bonus that will be paid to each NEO if this offering is consummated prior to May 1, 2017, an additional 50% of the annual target bonus for each NEO will be paid based on our performance (such additional amount is subject to the completion of our final audit and approval by our board).

2015 Annual Bonus Plan

Each of our NEOs participated in our Annual Bonus Plan established for fiscal 2015 (the "2015 Bonus Plan"). Consistent with each NEO's Executive Employment Agreement, the 2015 Bonus Plan provided for an annual bonus with a target award opportunity for each NEO of 100% of base salary based on our achievement of economic performance goals. The performance goals set under the 2015 Bonus Plan were based 50% on the achievement of Adjusted EBITDA and 50% on the achievement of free cash flow as follows:

Performance Goal			
Adjusted EBITDA	Free Cash Flow	Level of Achievement	Funding Level
$26.8 million	$(28.0 million)	80% (threshold)	50%
$33.4 million	$(23.3 million)	100% (target)	100%
$41.8 million	$(17.5 million)	125%	150%
$50.2 million	$(11.7 million)	150%	200%
above $50.2 million	above $(11.7 million)	Lineal Incremental Increase	Lineal Incremental Increase

The Adjusted EBITDA and free cash flow achieved for fiscal 2015 were as follows:

Performance Goal	Achievement	Funding Level
Adjusted EBITDA	$41.9 million	150%
Free Cash Flow	$ 1.2 million	248%
Cumulative	—	199%

For purposes of the Executive Employment Agreements, "Cause" generally means:

- indictment, conviction or plea of no contest to a felony or any crime involving dishonesty or theft;

- conduct in connection with employment duties or responsibilities that is fraudulent or unlawful;

- conduct in connection with employment duties or responsibilities that is grossly negligent and which has a materially adverse effect on us or our business;

- willful misconduct or contravention of specific lawful directions related to a material duty or responsibility directed to be undertaken from our board;

- material breach of obligations under the applicable Executive Employment Agreement;

- any acts of dishonesty resulting or intending to result in personal gain or enrichment at our expense;

- failure to comply with a material policy; or

- for Mr. Powell, his failure to maintain primary residence in the Houston, Texas metropolitan area.

For purposes of the Executive Employment Agreements with Messrs. Stewart and Powell, "Good Reason" generally means:

- our failure to cure a material breach of our obligations under the applicable Executive Employment Agreement;

- a material diminution of duties, position or title (in the case of Mr. Stewart, other than any diminution in connection with the appointment of a new Chairman or Chief Executive Officer if following such appointment Mr. Stewart remains as either Chairman or Chief Executive Officer);

- a material reduction in base salary; or

- a change in office location that increases the NEO's commute from his principal residence by more than 50 miles.

Outstanding Equity Awards at Fiscal Year End 2016

As of December 31, 2016, none of our NEOs held an unexercised or unvested equity award.

Additional Narrative Disclosure

Management Incentive Plan

During fiscal 2015, each of our NEOs held fully vested Class C Units of the company under the Keane Group Holdings, LLC Class C Management Incentive Plan. In connection with the Trican transaction, all of the Class C Units granted to the NEOs were cancelled and the NEOs were granted the number of fully vested Series 1 Class B Interests ("Series 1 Class B Interest") of Keane Management Holdings LLC ("Management LLC") set forth in the table below under the Keane Management Holdings LLC Management Incentive Plan (the "Management Incentive Plan"). Each Series 1 Class B Interest represents the economic equivalent of a Series 1 Class B Unit of the company. In the event of a termination of an NEOs employment for Cause, all of the NEO's Series 1 Class B Interests will be forfeited without the payment of consideration.

	Series 1 Class B Interests
James C. Stewart	35,294.12
Gregory L. Powell	29,411.76
M. Paul DeBonis Jr.	11,764.71

The Management Incentive Plan provides for grants of Class B Interests of Management LLC to officers and employees of, and consultants to, the company and its subsidiaries, and to independent managers of the

Director Compensation

Director Compensation Table

Three current members of our board of directors, Elmer D. Reed, <u>Marc G.R. Edwards and Gary M. Halverson,</u> and one former member of our board of directors, Gary Moore, received compensation for service on our board of directors during 2016, as set forth in the table below and as described in "—Director Compensation—Narrative Disclosure to Director Compensation Table."

(in dollars) Name	Fees Earned or Paid in Cash	Unit Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Gary Moore	22,167	—					22,167
Elmer D. Reed	70,833	481,428					552,261
Marc G.R. Edwards	25,000	802,368					827,368
Gary M. Halverson	18,750	481,428					500,178

(1) Reflects the value (assuming an initial public offering price of $18.00 per share, the midpoint of the range on the cover of this prospectus) of the shares of restricted stock to be granted to Messrs. Reed, Edwards and Halverson (26,746, 44,576 and 26,746 shares, respectively) in substitution for their Series 2 Class B Units.

Narrative Disclosure to Director Compensation Table

Director Services Agreements

We have entered into Director Services Agreements with each of Marc G. R. Edwards, Gary M. Halverson and Elmer D. Reed. The Director Services Agreements provide that each such director serve on an at-will basis until the earlier of disability, death, resignation or removal.

Pursuant to the Director Services Agreement with Mr. Edwards, he serves as our lead director and is entitled to receive an annual fee of $100,000 per year. The Director Services Agreements with Messrs. Halverson and Reed provide that each director is entitled to receive an annual fee of $75,000 per year.

In addition to the Director Services Agreements with Messrs. Edwards, Halverson and Reed, each of our other non-employee directors will be entitled to receive an annual fee of $75,000 per year.

Prior to Gary Moore's resignation from our board of directors, we were party to a Director Services Agreement with Mr. Moore pursuant to which he was entitled to receive an annual fee of $70,000 per year.

Equity Awards

In fiscal year 2016, each of our independent directors were granted the number of Series 2 Class B Interests ("Series 2 Class B Interest") of Management LLC set forth in the table below under the Management Incentive Plan. Each Series 2 Class B Interest represents the economic equivalent of a Series 2 Class B Unit of the company. Subject to continued service with the company or its subsidiaries on each vesting date, the Series 2 Class B Interests will vest in equal installments on each of the first three anniversaries of the grant date, and will become fully vested upon a change in control. All unvested Series 2 Class B Interests will be forfeited upon a termination of service for any reason, except that upon a termination of service without Cause, (i) all unvested Series 2 Class B Interests that would have vested on the next vesting date following the termination will vest upon such termination and (ii) the remaining unvested Series 2 Class B Interests will remain outstanding for a period of 90 days following the termination date and will vest if a change in control occurs during such 90-day period. In the event of a termination for Cause, all vested Series 2 Class B Interests will be forfeited without the

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2016, after giving effect to the IPO-Related Transactions by:

- each person who is known by us to beneficially own 5% or more of our outstanding shares of capital stock;

- the selling stockholder;

- each member of our board of directors;

- each of our executive officers named in the Summary Compensation Table under "Executive Compensation"; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. None of the persons listed in the following table owns any securities that are convertible into common stock at his or her option currently or within 60 days of our listing date on the NYSE. Unless otherwise indicated, the address for each 5% stockholder, director and executive officer listed below is c/o Keane Group, Inc., 2121 Sage Road, Houston, TX 77056.

Name of Beneficial Owner	Shares beneficially owned before offering	Shares beneficially owned after offering (assuming no exercise of underwriters' over-allotment option to purchase additional shares)	Shares beneficially owned after offering (assuming full exercise of underwriters' over-allotment option to purchase additional shares)	Percentage of shares beneficially owned (assuming no exercise of underwriters' over-allotment option to purchase additional shares)		Percentage of shares beneficially owned (assuming full exercise of underwriters' over-allotment option to purchase additional shares)	
	Number	Number	Number	Before Offering(1)(2)	After Offering	Before Offering(1)(2)	After Offering
5% Stockholder and Selling Stockholder:							
Keane Investor Holdings LLC(3)(4) ..	87,329,951	85,929,951	83,424,951	99.9%	83.6%	99.9%	81.2%
Directors:							
James C. Stewart	—	—	—	—	—	—	—
Lucas N. Batzer	—	—	—	—	—	—	—
Dale M. Dusterhoft	—	—	—	—	—	—	—
Marc G. R. Edwards	44,576	44,576	44,576	*	*	*	*
James E. Geisler	—	—	—	—	—	—	—
Lisa A. Gray	—	—	—	—	—	—	—
Gary M. Halverson	26,746	26,746	26,746	*	*	*	*
Shawn Keane	—	—	—	—	—	—	—
Elmer D. Reed	26,746	26,746	26,746	*	*	*	*
Lenard B. Tessler	—	—	—	—	—	—	—
Scott Wille	—	—	—	—	—	—	—
Named Executive Officers:							
Gregory L. Powell	—	—	—	—	—	—	—
M. Paul DeBonis Jr.	—	—	—	—	—	—	—
All directors and executive officers as a group(3) (16 persons)	*	*	*	*	*	*	*

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*   Represents less than 1%.

(1)   Percentage of shares beneficially owned prior to the offering is based on 87,428,019 shares of our common stock outstanding as of our listing date on the NYSE after giving effect to the IPO-Related Transactions.